CUSIP No. 03763A207	13D	Page 1 of 8 pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D

———————

Under the Securities Exchange Act of 1934

(Amendment No. 6) *

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03763A207

(CUSIP Number)

Tin Kin Lee, Esq.

Tin Kin Lee Law Offices

1811 Fair Oaks Avenue

South Pasadena, CA 91030

(626) 229-9828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03763A207	13D	Page 2 of 8 pages

1	NAME OF REPORTING PERSONS Allied Physicians of California, A Professional Medical Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,494,174 (1)
	8	SHARED VOTING POWER 5,499,127 (1)(2)
	9	SOLE DISPOSITIVE POWER 10,993,301 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,993,301 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%(1)(2)(3)
14	TYPE OF REPORTING PERSON CO

(1) As set forth in the definitive proxy statement filed by Apollo Medical Holdings, Inc., a Delaware corporation (“Issuer”) with the Securities and Exchange Commission on July 31, 2019 (the “Proxy Statement”), any vote by Allied Physicians of California, A Professional Medical Corporation, a California professional medical corporation (the “Reporting Person”) in excess of 9.99% of the Issuer’s then outstanding shares of common stock, $.001 par value per share (“Common Stock”), will be voted by proxy given to the Issuer’s management, and those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders.

(2) Includes 107,599 shares of Common Stock subject to warrants that are exercisable within 60 days following the date of this Amendment No. 6 (this “Amendment”).

(3) Calculated based on 54,996,738 shares of Common Stock outstanding as of close of business on May 7, 2021.

CUSIP No. 03763A207	13D	Page 3 of 8 pages

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of Allied Physicians of California, A Professional Medical Corporation, a California professional medical corporation (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on December 19, 2017 (the “Original Schedule 13D”), as amended on March 30, 2018, May 14, 2019, September 16, 2019, September 17, 2019, and February 25, 2020 (as amended, the “Schedule 13D”).

This Amendment is being filed by the Reporting Person to report (i) the Reporting Person’s distribution of 4,985,942 shares of the Issuer’s Common Stock as an in-kind dividend to the Reporting Person’s shareholders on a pro rata basis (the “In-Kind Dividend”), (ii) the Reporting Person’s private sale of 1,638,045 shares of the Issuer’s Common Stock to Medical Practice Holding Company, LLC, a Delaware limited liability company (the “MPHC Private Sale”), (iii) the Reporting Person’s purchase of an aggregate 102,475 shares of the Issuer’s Common Stock pursuant to the Reporting Person’s exercise of the Issuer's Series A and Series B warrants, and (iv) the Reporting Person’s purchase in a private sale transaction of 100,000 shares of the Issuer’s Common Stock from Adrian Vazquez, former Chief Medical Officer (“CMO”) of the Issuer.

ITEM 1.	SECURITY AND ISSUER.

The name of the issuer is Apollo Medical Holdings, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801. This statement relates to the Issuer’s class of common stock, $.001 par value per share (“Common Stock”).

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       This Amendment is filed by Allied Physicians of California, A Professional Medical Corporation, a California professional corporation (the “Reporting Person”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that it and certain other persons constitute a “group.” Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b)       The principal business address of the Reporting Person is 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801.

(c)       The Reporting Person’s principal business is providing or arranging to provide medical services as an independent physician practice association.

(d)       During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a California professional corporation.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As set forth in the Original Schedule 13D, on or about December 8, 2017, the Reporting Person received as an in-kind distribution from Network Medical Management, Inc. (in which the Reporting Person was then a shareholder), 68,317.43 Series A warrants to purchase Common Stock of the Issuer (excluding fractional shares), exercisable at any time prior to October 14, 2020 at an exercise price of $9.00 per share, and (ii) 34,158.69 Series B warrants to purchase Common Stock of the Issuer (excluding fractional shares), exercisable at any time prior to March 30, 2021 at an exercise price of $10.00 per share. On September 15, 2020, the Reporting Person purchased 68,317 shares of the Issuer’s Common Stock pursuant to the Reporting Person’s exercise of all of the Issuer's Series A warrants then held by Reporting Person at the exercise price of $9.00 per share for an aggregate cash purchase price of $614,853; and on March 29, 2021, the Reporting Person purchased 34,158 shares of the Issuer’s Common Stock pursuant to the Reporting Person’s exercise of all of the Issuer's Series B warrants then held by the Reporting Person at the exercise price of $10.00 per share for an aggregate cash purchase price of $341,580 (which, together with the shares of Common Stock purchased pursuant to the exercise of the Issuer’s Series A warrants, are collectively referred to as the “Warrant Shares”).

In addition, on March 17, 2021, the Reporting Person entered into a Stock Purchase Agreement with Adrian Vazquez, former CMO of the Issuer, pursuant to which the Reporting Person purchased from Adrian Vazquez in a private sale transaction 100,000 shares of the Issuer’s Common Stock for an aggregate cash purchase price of approximately $2.45 million (the “Vazquez Shares”). The Reporting Person’s purchase of the Vazquez Shares was effectuated on April 28, 2021.

CUSIP No. 03763A207	13D	Page 4 of 8 pages

The source of funds used to purchase the Warrant Shares and the Vazquez Shares was from the cash proceeds received by the Reporting Person from the consummation of the “APC Transactions,” which cash proceeds are “Excluded Assets” solely for the benefit of the Reporting Person and its shareholders (other than the holder of the Reporting Person’s Series A Preferred Stock) as set forth in the Issuer’s definitive proxy statement filed with the SEC on July 31, 2019 (the “Proxy Statement”). As such, the Warrant Shares and the Vazquez Shares, including any proceeds or gain on the sale thereof will have no impact on the Series A Dividend payable by the Reporting Person to the holder of the Reporting Person’s Series A Preferred Stock (i.e., AP-AMH Medical Corporation) as described in the Proxy Statement, and consequently will not affect the net income attributable to the Issuer.

Item 3 is not applicable to the In-Kind Dividend or the MPHC Private Sale.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in or incorporated by reference in Item 3 of this Amendment is incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the Warrant Shares and the Vazquez Shares for investment purposes to be held by the Reporting Person as “Excluded Assets” solely for the benefit of the Reporting Person and its shareholders (other than the holder of the Reporting Person’s Series A Preferred Stock) as described in the Proxy Statement.

Item 4 is not applicable to the In-Kind Dividend or the MPHC Private Sale.

The Reporting Person does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. The Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Issuer or dispose of all or a portion of the securities of Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       The aggregate number and percentage of the class of Common Stock beneficially owned by the Reporting Person as of the date of this Amendment, including shares of Common Stock for which there is a right to acquire, is stated on the cover page of this Amendment.

(b)       As described in the Proxy Statement, the Reporting Person has the sole power to vote or to direct the voting of 5,494,174 shares of Common Stock and has the sole power to dispose or to direct the disposition of 10,993,301 shares of Common Stock. Any vote by the Reporting Person in excess of 9.99% of the Issuer’s then outstanding shares of Common Stock will be voted by proxy given to the Issuer’s management, and those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders.

(c)       The information set forth in or incorporated by reference in Items 3 and 4 of this Amendment are incorporated by reference in their entirety into this Item 5(c).

On December 22, 2020 and June 22, 2021, the Reporting Person distributed 4,984,050 and 1,892 shares, respectively (totaling 4,985,942), of the Issuer’s Common Stock as an in-kind dividend to the Reporting Person’s shareholders on a pro rata basis.

CUSIP No. 03763A207	13D	Page 5 of 8 pages

In addition, as set forth in the Issuer’s 8-K filed with the SEC on March 17, 2021, on March 12, 2021, the Reporting Person entered into a Stock Purchase Agreement with MPHC pursuant to which the Reporting Person sold to MPHC in a private sale transaction 1,638,045 shares of the Issuer’s Common Stock for an aggregate cash purchase price of approximately $40.1 million (the “MPHC Private Sale”). The MPHC Private Sale was effectuated on April 1, 2021.

(d)       Not applicable.

(e)       Not applicable.

The information called for by this Item 5 with respect to the executive officers and directors of the Reporting Person is set forth on Schedule A hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 3 and 5(c) of this Amendment.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended to add the following exhibits:

Exhibit 4.1	Series A Common Stock Purchase Warrant dated October 14, 2015 (incorporated by reference to Exhibit 4.1 to Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 19, 2015).

Exhibit 4.2	Series B Common Stock Purchase Warrant dated March 30, 2016 (incorporated by reference to Exhibit 4.1 to Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 4, 2016).

Exhibit 99.1	Stock Purchase Agreement dated March 12, 2021, by and between the Reporting Person and Medical Practice Holding Company, LLC, a Delaware limited liability company.

Exhibit 99.2	Stock Purchase Agreement dated March 17, 2021, by and between the Reporting Person and Adrian Vazquez, M.D.

CUSIP No. 03763A207	13D	Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2021

Allied Physicians of California, A Professional Medical Corporation

By:	/s/ Thomas S. Lam, M.D.
Thomas S. Lam, M.D.
Chief Executive Officer

CUSIP No. 03763A207	13D	Page 7 of 8 pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each executive officer and director of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name (Position with Reporting Person)	Principal Occupation	Citizenship	Business Address	Number and Percentage of Shares Owned (1)	Transactions during the past 60 days
Kenneth Sim, M.D. (Chairman and Director)	Executive Chairman, Co-Chief Executive Officer of Issuer	United States	1668 S. Garfield Ave., 2nd Floor Alhambra, CA 91801	2,258,126 (4.09%)	31,756 (2)
Thomas Lam, M.D. (Co-Chief Executive Officer, Chief Financial Officer and Director)	Co-Chief Executive Officer and Director of Issuer	United States	1668 S. Garfield Ave., 2nd Floor Alhambra, CA 91801	2,264,179 (4.10%)	31,755 (2)
Linda Marsh (Co-Chief Executive Officer)	Hospital Executive	United States	100 N. Stoneman Ave., #202 Alhambra, CA 91801	666,081 (1.21%)	None
Paul Liu, M.D. (Corporate Secretary and Director)	Physician	United States	2233 Huntington Dr., #10 San Marino, CA 91108	1,837,804 (3.33%)	None
Paul Chu, M.D. (Chief Medical Officer and Director)	Physician	United States	945 N. Hill Street Los Angeles, CA 90012	665,294 (1.21%)	None
Albert Young, M.D. (Senior Executive Vice President)	Chief Administrative Officer of Issuer	United States	1668 S. Garfield Ave., 2nd Floor Alhambra, CA 91801	1,165,494 (2.11%)	None
Dennis Chan, M.D. (Director)	Physician	United States	500 N. Garfield Ave., #107 Monterey Park, CA 91754	1,692,604 (3.07%)	None
Edwin Chan, M.D. (Director)	Physician	United States	624 W. Duarte Rd., #208 Arcadia, CA 91007	319,570 (0.58%)	None
Yuan Fei Chang, M.D. (Director)	Physician	United States	18575 East Gale Ave., # 128 City of Industry, CA 91748	46,647 (0.08%)	None
Luning Chen, M.D. (Director)	Physician	United States	737 S. Garfield Ave., #A Alhambra, CA 91801	84,701 (0.15%)	1,033 (2)
Raymond Cheung, M.D. (Director)	Physician	United States	1048 S. Garfield Ave., #201 Alhambra, CA 91801	88,946 (0.16%)	None
Wen-Ta Chiu, M.D. (Director)	Physician	United States	100 N. Stoneman Ave., #202 Alhambra, CA 91801	0 (0%)	None

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Lei Ding, M.D. (Director)	Physician	United States	1661 Hanover Rd., #101 City of Industry, CA 91748	185,546 (0.34%)	None
David Gu, D.O. (Director)	Physician	United States	723 S. Garfield Ave., #201 Alhambra, CA 91801	343,819 (0.62%)	None
Pen Hong Lee, M.D. (Director)	Physician	United States	600 N. Garfield Ave., #110 Monterey Park, CA 91754	1,271,256 (2.30%)	None
Su Kin Lee, M.D. (Director)	Physician	United States	1418 S San Gabriel Blvd., #C San Gabriel, CA 91776	1,978,808 (3.58%)	None
Terry Lee, M.D. (Director)	Physician	United States	600 N. Garfield Ave., #111 Monterey Park, CA 91754	132,828 (0.24%)	None
James Y. Lin, M.D. (Director)	Physician	United States	224 Santa Anita Ave. Arcadia, CA 91006	25,301 (0.05%)	None
Peter Ma, M.D. (Director)	Physician	United States	612 W. Duarte Rd., #505 Arcadia, CA 91007	243,040 (0.44%)	None
Zhao Yang Pan, M.D. (Director)	Physician	United States	652 N. Broadway #A Los Angeles, CA 90012	446,325 (0.81%)	None
Lakhi Sakhrani, M.D. (Director)	Physician	United States	333 S. Garfield Ave., Suite H Alhambra, CA 91801	2,003,933 (3.63%)	None
Theresa Tseng, M.D. (Director)	Physician	United States	1153 S. Garfield Ave., Alhambra, CA 91801	1,303,640 (2.36%)	None
Wei Wang, M.D. (Director)	Physician	United States	223 N. Garfield Ave., #208 Monterey Park, CA 91754	598,182 (1.08%)	None
Jacqueline Wong, M.D. (Director)	Physician	United States	1336 W. Valley Blvd., #A Alhambra, CA 91803	189,344 (0.34%)	None
Jack Wu, M.D. (Director)	Physician	United States	19115 Colima Rd., #202 Rowland Heights, CA 91748	108,977 (0.20%)	None
Jonathan Wu, M.D. (Director)	Physician	United States	100 N. Stoneman Ave., #202 Alhambra, CA 91801	507,854 (0.92%)	None
Yu Yao, M.D. (Director)	Physician	United States	230 E. Valley Blvd., #200 San Gabriel, CA 91776	427,544 (0.78%)	None

(1)        Does not include any shares of Common Stock held by the Reporting Person.

(2)        Reflects the number of shares of Common Stock purchased by the Instruction C Person pursuant to the Instruction C Person’s exercise of the Issuer's Series B warrants then held by the Reporting Person at the exercise price of $10.00 per share.